                                          September 22, 2009

            Securities and Exchange Commission
            100 F Street, N.E.
            Washington, D.C. 20549

            Re:   Investment Company Blanket Bond No. 87015109B

            Dear Sir or Madam:

            Pursuant to requirements of paragraph (g)(1)(B) of Rule 17g-1 under the Investment Company
            Act of 1940, we enclose an executed copy of the above-referenced fidelity bond issued by ICI
            Mutual Insurance Company.  Also enclosed are copies of the current agreements and resolutions of the Boards of Trustees approving the amount, type, form, coverage and premium of the Bond.

            Had each of the Funds not been named as an insured under the joint insured bond, each Fund would have been required to provide and maintain a single insured bond in the amount listed below:

            Waddell & Reed Advisors Funds                    $2,500,000
            Ivy Funds Variable Insurance Portfolios           2,500,000
            Waddell & Reed InvestEd Portfolios                1,250,000
            Ivy Funds, Inc.                                   2,500,000
            Ivy Funds                                         2,500,000

            The premium has been paid for coverage through May 31, 2010.

                                          Very truly yours,

                                          /s/ Janelle Stephan
                                          Janelle Stephan
                                          Senior Paralegal